December 3, 2019

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail
Suite 300
Boca Raton, FL 33431

       Re: Red Violet, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           Form 10-Q for the Quarterly Period Ended September 30, 2019 Filed November 7, 2019
           File No. 001-38407

Dear Mr. Dubner:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Risk Factors, page 7

1. We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." In a risk factor, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities
      Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
      Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
 Derek Dubner
FirstName LastNameDerek Dubner
Red Violet, Inc.
Comapany3, 2019 Violet, Inc.
December NameRed
December 3, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Use and Reconciliation of Non-GAAP Financial Measures, page 26

2. We note your measure of Adjusted Gross Profit. Please revise your disclosures to explain in detail how you use this measure and why you believe the measure is useful to investors. In this regard, the amortization of your internally developed software would appear to be directly related to the generation of your revenues. In addition, reconcile this measure to the most directly comparable GAAP measure of gross profit and include a balanced discussion of gross profit on a GAAP basis. Refer to Item 10(e)(i)(1)(A) and (B)
         of Regulation S-K and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures you intend to include in future filings.

Results of Operations, page 27

3. If two or more factors contribute to material changes in revenue, please provide disclosure demonstrating the relative magnitude of each factor, such as the percentage or dollar increase in revenue due to onboarding of new customers versus usage from existing customers. In this regard, it appears from your most recent earnings releases that such information is readily available. Refer to Item 303(a)(3)(iii) 303(a)(3)(iii) of Regulation
         S-K and Section III.D of SEC Release No. 33-6835.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 15

4. You use the term customers as it relates to your idiCORE product and users as it relates to your FOREWARN product. Please revise to define these terms and discuss how each are calculated. Also, please disclose these metrics for the comparable prior period. Refer to
         Section III.B.1 of SEC Release No. 33-8350.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Derek Dubner
Red Violet, Inc.
December 3, 2019
Page 3

       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.



                                                         Sincerely,
FirstName LastNameDerek Dubner
                                                         Division of
Corporation Finance
Comapany NameRed Violet, Inc.
                                                         Office of Technology
December 3, 2019 Page 3
cc:       Joshua Weingard
FirstName LastName